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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                            ------------------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                            GARDEN RIDGE CORPORATION
                                (NAME OF ISSUER)

                            GARDEN RIDGE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)



 Common Stock, $.01 par value                           36541P104
(TITLE OF CLASS OF SECURITIES)             (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JANE L. ARBUTHNOT
                            GARDEN RIDGE CORPORATION
                         19411 ATRIUM PLACE, SUITE 170
                              HOUSTON, TEXAS 77084
                                 (281) 579-7901
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                                DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                             600 TRAVIS, SUITE 3400
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200

                                August 26, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

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          TRANSACTION VALUE                              AMOUNT OF FILING FEE
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
          $21,000,000.00(1)                                   $4,200.00
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

(1)Calculated solely for purposes of determining the filing fee, based upon the purchase of 3,000,000 shares at an offer price of $7.00 per share.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: N/A            Filing Party: N/A
Form or Registration No.: N/A          Date Filed: N/A
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
ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this statement relates is Garden Ridge Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 19411 Atrium Place, Suite 170, Houston, Texas 77084.

     (b) The securities being sought are up to 3,000,000 of the Company's Common Shares, par value $.01 per shares (the "Shares") (or such lesser number of shares as are properly tendered), at a price of $7.00 per Share, net to the sellers in cash (the "Purchase Price"). As of August 25, 1999, 17,100,536 of the Shares were outstanding. In its Offer to Purchase, dated August 26, 1999 (the "Offer to Purchase"), the Company reserved the right to purchase more than 3,000,000 Shares, but has no current intention of doing so. The Offer to Purchase and the related Letter of Transmittal (which, as they may be amended from time to time, are collectively referred to herein as the "Offer") are attached hereto as Exhibits (9)(a)(1) and (9)(a)(2).

     The information set forth in "Introduction" and Section 1, "Number of Shares; Proration" in the Offer to Purchase is incorporated herein by reference. The Offer to Purchase is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. Reference is hereby made to
Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.

     (c) Reference is hereby made to Section 7, "Price Range of Shares," of the Offer to Purchase, which Section is incorporated by reference herein.

     (d)  This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to Section 8, "Source and Amount of Funds," of the Offer to Purchase, which Section is incorporated by reference herein.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) Reference is hereby made to the Introduction and Section 2, "Purpose of the Offer; Certain Effects of the Offer," of the Offer to Purchase, which Introduction and Section are incorporated by reference herein.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Reference is hereby made to the Introduction and Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Introduction and Section are incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the Introduction and Section 15, "Fees and Expenses," of the Offer to Purchase, which Introduction and Section are incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 9, "Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The financial statements filed as a part of the Company's Annual Report on Form 10-K for the year ended January 31, 1999 filed as exhibit
(9)(g)(1) hereto and the unaudited financial statements filed as a part of the Company's Quarterly Report on

Form 10-Q for the quarter ended May 2, 1999 filed as exhibit (9)(g)(2) hereto, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) Reference is hereby made to Section 12, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase, which Section is incorporated herein by reference.

     (c) Reference is hereby made to Section 11, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," which Section is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (9)(a)(1) and (9)(a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          ITEM                       DESCRIPTION
          ----                       -----------
          (9)(a)(1) --  Form of Offer to Purchase dated
                        August 26, 1999
          (9)(a)(2) --  Form of Letter of Transmittal
          (9)(a)(3) --  Form of Notice of Guaranteed Delivery
          (9)(a)(4) --  Form of Letter to Brokers, Dealers,
                        Commercial Banks, Trust Companies and
                        Other Nominees
          (9)(a)(5) --  Form of Letter to Clients for use by
                        Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees
          (9)(a)(6) --  Form of Letter to Stockholders dated
                        August 26, 1999 from the Chief
                        Executive Officer of the Company
          (9)(a)(7) --  Guidelines for Certification of
                        Taxpayer Identification Number on
                        Substitute Form W-9
          (9)(a)(8) --  Press Release issued by the Company
                        dated August 26, 1999
          (9)(b)    --  Third Amended and Restated Credit
                        Agreement dated August 24, 1999
                        between Bank of America, N.A. and the
                        Company
          (9)(c)    --  Not applicable
          (9)(d)    --  Not applicable
          (9)(e)    --  Not applicable
          (9)(f)     -- Not applicable
          (9)(g)(1) --  Financial statements filed as a part
                        of the Company's Annual Report on
                        Form 10-K for the year ended January
                        31, 1999 (incorporated herein by
                        reference to such Form 10-K).
          (9)(g)(2) --  Unaudited financial statements filed
                        as a part of the Company's Quarterly
                        Report on Form 10-Q for the quarter
                        ended May 2, 1999 (incorporated
                        herein by reference to such Form
                        10-Q).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          GARDEN RIDGE CORPORATION
                                          By:    /s/  PAUL T. DAVIES
                                                      PAUL T. DAVIES
                                                      CHIEF EXECUTIVE OFFICER

Dated:  August 26, 1999